FORM 4

            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C.
              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act of 1935 or Section 30 (f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person
         James E. Ferrell
         444 W. 47th Street, Suite 415
         Kansas City, MO 64112

2.       Issuer Name and Ticker or Trading Symbol
         Ferrellgas Partners, L.P. (FGP)

3.       IRS Identification Number of Reporting Person, if an entity
         (Voluntary)


4.       Statement for Month/Day/Year
         January 21, 2003

5.       If Amendment Date of Original (Month/Day/Year)
         N/A

6.       Relationship of Reporting Person to Issuer (Check all applicable)
            X    Director
         -------
            X    Officer (Give title below)
         -------
                   10% Owner
         -------
                   Other (specify below)
         -------
         Chief Executive Officer and Chairman of the Board of Directors
         --------------------------------------------------------------

7.       Individual or Joint/Group Filing (Check Applicable)
            X    Form filed by One Reporting Person
         -------
                  Form Filed by More than One Reporting Person
         -------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
         Senior Units (1)

2.       Transaction Date (Month/Day/Year)
         01/15/03

2A.      Deemed Execution Date, if any (Month/Day/Year)
         01/20/03

3.       Transaction Code (Instr.8)
            D    Code
         -------

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
         39,190.62         Amount
         ---------
         D                 (A) or (D)
         ---------
         $40.8261          Price
         ---------

5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)
         2,743,020.14

6.       Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
         I

7.       Nature of Indirect Beneficial Ownership (Instr. 4)
         See footnote (2)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
         Make-Whole Right (See footnote (3))

2.       Conversion or Exercise Price of Derivative Security
         See footnote (3)

3.       Transaction Date (Month/Day/Year)
         01/15/03

3A.      Deemed Execution Date, if any (Month/Day/Year)
         01/20/03

4.       Transaction code (Instr. 8)
           D               Code
         ------
         ------            V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)

         ---------         (A)

         39,190.62         (D)
         ---------

6.       Date Exercisable and Expiration Date (Month/Day/Year)
           (4)             Date Exercisable
         ---------
         12/17/07          Expiration Date
         ---------

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
         Senior Units      Title
         ------------
         39,190.62         Amount or Number of Shares
         ------------

8.       Price of Derivative Security (Instr. 5)


9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr. 4)
         2,743,020.14

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)
         I

11.      Nature of Indirect Beneficial Ownership (Instr.4)
         See footnote (2)

Explanation of Responses:

(1) Senior Units redeemed by Issuer pursuant to the Third Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. dated as of April 6, 2001.

(2) Owned of record by JEF Capital, which is a wholly owned subsidiary of James E. Ferrell Revocable Trust Two, of which the Reporting Person is the trustee and sole beneficiary.

(3) In the event that the Reporting Person sells any Senior Units before the expiration date, the Issuer shall make a cash payment to the Reporting Person equal to the amount by which $40.00 exceeds the price of each Senior Unit sold multiplied by the Number of Senior Units sold. These rights represent a continuation and amendment of the rights set forth in the Second Restated and Amended Partnership Agreement, which was implemented prior to the acquisition of the Senior Units by JEF Capital.

(4) The Make-Whole Right becomes exercisable on the earlier of December 31, 2005 or the occurrence of a Material Event, as defined in the Third Amended and Restated Agreement of Limited Partnership of the Issuer.




  /s/ James E. Ferrell                                          January 21, 2003
-----------------------------                                   ----------------
Signature of Reporting Person                                   Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.